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                                 [LETTERHEAD]



                               October 14, 1997


Messrs. Brandt, Kreloff and Weiner
1050 Walnut Street, Suite 301
Boulder, Colorado 80302

   Re:  BOULDER INTERACTIVE GROUP, INC./QUARTO CLAIM

Dear Messrs. Brandt, Kreloff and Weiner:

   As general counsel to New Frontier Media, Inc. ("NFM") and its related companies and affiliates, including Boulder Interactive Group, Inc. ("Company") with respect to litigation matters, we have been asked to provide this opinion letter regarding the Company, Quarto Holdings, Inc. ("Quarto") and the respective contractual rights and obligations arising under and related to that certain Stockholder Agreement dated September 20, 1996 and claims made by Quarto thereunder.

   This opinion letter is based on the various documentation provided to this office (i.e., agreements and correspondence) and interviews of certain officers and staff of both the Company and NFM.

                             FACTUAL BACKGROUND

   The Company and Quarto entered into that certain Stockholder Agreement dated September 20, 1996 ("Agreement"). Among the various provisions of the Agreement, it is required that any dispute among the parties be resolved by binding arbitration in Denver, Colorado, pursuant to Colorado law, with the prevailing party being entitled to reasonable attorney's fees.

   A concomitant agreement was also entered into among the parties entitling Quarto to a certain equity position in NFM by way of the purchase of warrants.

   Prior to entering into the Agreement, Quarto conducted extensive due diligence directly and through its designated agents. Full disclosure of the Company's financial information and operating history was made to Quarto. During the course of its due diligence, Quarto and its agents visited the offices of the Company and NFM approximately four to five times and were provided full access to all Company records and information.

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Messrs. Brandt, Kreloff and Weiner
October 14, 1997


   Subsequent to the Agreement being entered into, the Company has fully complied with all obligations imposed on it, including but not limited to, providing to Quarto all financial reports, monthly and quarterly, required of it pursuant to paragraph 1 of the Agreement; made available a board seat to Quarto pursuant to paragraph 2 of the Agreement(1); and amended its Bylaws and Articles of Incorporation on or about September 16, 1996, to provide for a super majority vote as required under paragraph 4 of the Agreement.

   Further, the Company has continually provided, and continues to provide, both written and oral updates to the designees of Quarto (I.E., Lawrence Orbach, CEO; Jeff Gold and/or Harvey Goldstein, President, North American Operations) as to all financial matters and business operations of the Company. Such updates include, but are not limited to, weekly and/or monthly reports from the Company's President, Mr. Brandt, concerning all aspects of the Company's business operations and detailed monthly financial reports from the Company's CFO, Mr. Wussow.

   Quarto's representatives have visited the offices of the Company approximately four to five times subsequent to the Agreement being entered into, have spent numerous hours with the officers of the Company discussing its business operations and strategies and have otherwise maintained an active, hands-on, approach to the operation of the Company. For example, Quarto has required certain CD-Rom titles be developed, dictated certain marketing strategies; been involved in the content selection of certain CD-Rom titles; recommended certain of the Company's employees be terminated; made available a certain advertising agency be utilized by the Company; terminated a web site development project undertaken by the Company; terminated a software project undertaken by the Company; suggested CD-Rom titles for development that are currently under consideration by the Company and otherwise taken advantage of its unrestricted opportunity to be involved in all aspects of the Company's business affairs.

   Further, as part of the Agreement, the Company undertook to develop a certain photographic CD-Rom project that was currently under development by Quarto and which is believed to have been abandoned by Quarto and carried on its financial statements as a $525,000 work in progress. By transferring the project to the Company, Quarto was able to avoid having to "write off" the work in progress as a loss and otherwise substantially benefitted from the transfer.

   In a letter dated October 7, 1997, Joseph Abkin, counsel for Quarto, certain statements are set forth in which it is alleged the Company and NFM have violated certain terms of the Agreement. The allegations arise out of certain inter-company debt (a loan from the Company in favor of NFM)

-----------------
   (1) On or about September 16, 1996, Quarto's designee, Harvey Goldstein, was duly elected to serve on the Company's board of directors.

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Messrs. Brandt, Kreloff and Weiner
October 14, 1997

and the encumbering of a small portion of the proceeds paid by Quarto (in the form of certificates of deposit ("CDs")) to collateralize a loan in favor of NFM ("Loan") All payments have been made by NFM in a timely manner and no default has occurred. Further, both the encumbering of the Company's CDs and the inter-company loan was made at arms' length at the Company is receiving appropriate consideration.

   The letter purports to put the Company and NFM on notice of rescission of the Agreement and seeks a return of the consideration paid by Quarto ($1,200,000) in exchange for its thirty-percent equity stake in the Company.

                               LEGAL ANALYSIS

   RESCISSION

   The general rule is well and long established under Colorado case law that a breach of a contract does not justify rescission. SEE BRIGGS V. ROBINSON, 82 Colo. 1,256 P. 639. In other words, the party seeking rescission must first establish certain elements before the equitable relief of rescission is granted. Indeed, under Colorado law, rescission may be granted only if the facts show there is a SUBSTANTIAL breach, that injury is irreparable, or that damages would be inadequate of difficult to assess. (Emphasis added.) WALL V. FOSTER PETROLEUM CORP., (Colo App. 1989) 971 P.2d 1148. The burden to establish such facts is on the party seeking rescission, in this case, Quarto.

      SUBSTANTIAL BREACH

   Based on the instant facts of this matter as represented to this firm, and based on the case precedent in Colorado, neither the encumbering of the CDs, nor the inter-company loan is a "substantial" breach of any term of provision of the Agreement. Further, in the event it is determined to be a breach of any kind, certainly any injury that could be demonstrated by Quarto would not be irreparable or difficult to assess. Rather, the alleged damage would be monetary in nature and easily measurable or assessable. It is therefore extremely unlikely that Quarto could establish the elements necessary to give rise to rescission of the Agreement.

   Additionally, an argument by Quarto that failed consideration gives rise to rescission would be equally unsuccessful due to the fact that 1) Quarto has had an active hands-on role in the Company which is, in actuality, the consideration bargained for by Quarto; and 2) Quarto conducted extensive due diligence prior to entering into the Agreement and therefor knew what "consideration" it was receiving. Further, Quarto realized an immediate and substantial benefit when the Company accepted the work in progress from Quarto.

                                 Page 3 of 4

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Messrs. Brandt, Kreloff and Weiner
October 14, 1997

   DAMAGES

   In addition to the fact that the nature of any alleged damage would not give rise to rescission, to the extent that both the encumbrance and the loan are in favor of NFM, a company in which Quarto has a substantial equitable interest, it could be very effectively argued that not only was Quarto not damaged at all by either transaction, but that Quarto was and continues to be benefitted by the transactions. Therefore, even if Quarto attempts to maintain a common law suit for breach of contract (as opposed to a suit in equity for rescission), it is not evident that Quarto has incurred any damage whatsoever.

                                    SUMMARY

   While the outcome of an arbitration proceeding is uncertain, it is the opinion of this firm that Quarto would be unsuccessful in its rescission claim and be unable to prove damages giving rise to any recovery against the company.

Respectfully,

COMBS & ASSOCIATES


/s/ J. John Combs III
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J. John Combs III


cc: Kent Krausman, Esq.







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